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02021804

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17511

RECEIVED MAR 19 2002 SEC MAIL PROCESSING WASHINGTON D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
David Myron Seidner, dba Seidner Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4996 Mick Place
(No. and Street)

Las Vegas, Nevada 89103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Seidner (702) 364-0030
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leland L. Williams, CPA
(Name — *if individual, state last, first, middle name*)

4535 W. Sahara Blvd.; #111; Las Vegas, Nevada 89102
(Address) (City) (State) (Zip Code)

PROCESSED
APR 12 2002
P THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
NW

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David M. Seidner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seidner Securities, as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Owner
Title

Notary Public
COUNTY OF CLARK
STATE OF NEVADA

VANESSA CONTRERAS
Notary Public State of Nevada
No. 01-66478-1
My appt. exp. Dec. 7, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Leland Williams, MBA,CPA

Serving Clients in the Western United States since 1982

David M. Seidner
Seidner Securities
Las Vegas, Nevada

I have audited the accompanying statement of financial condition of David M. Seidner, dba Seidner Securities (a proprietorship) as of December 31, 2001, and the related statements of income (loss), changes in ownership equity, cash flows and supplemental information for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of David M. Seidner, dba Seidner Securities, aas of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and uin conformity with the rules of the Securities and Exchange Commission.

4535 W. Sahara Ave. #111 · Las Vegas, Nevada 89102 · Phone (702) 313-2289 · Fax (702) 313-2290

The accompanying financial statements have been prepared solely from the accounts of David M. Seidner, dba Seidner Seidner Securities, and they do not include the personal accounts of the owner or those of any other operation in which he is engaged.

January 29, 2002

FOCUS REPORT

FORM X-17A-5

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (●) Alternate (○) [0011]

Name of Broker Dealer: SEIDNER SECURITIES [0013]

SEC File Number: 8- 27511 [0014]

Address of Principal Place of Business: 4996 MICK PL [0020]

LAS VEGAS [0021] NV [0022] 89103 [0023]

Firm ID: 10439 [0015]

For Period Beginning 01/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: DAVID M. SEIDNER [0030] Phone: 702-364-0030 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes (○) [0040] No (●) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated (○) [0198] Unconsolidated (●) [0199]

		Allowable	Non-Allowable	Total
1.	Cash	7,481 [0200]		7,481 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities			

See Independent Auditor's Report and Notes to Financial Statements.

owned, at market value:				
A. Exempted securities		[0418]		
B. Debt securities		[0419]		
C. Options		[0420]		
D. Other securities		[0424]		
E. Spot commodities		[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:				
A. At cost	[0130]			
B. At estimated fair value		[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[0460]	[0630]	0 [0880]
A. Exempted securities	[0150]			
B. Other securities	[0160]			
7. Secured demand notes market value of collateral:		[0470]	[0640]	0 [0890]
A. Exempted securities	[0170]			
B. Other securities	[0180]			
8. Memberships in exchanges:				
A. Owned, at market	[0190]			
B. Owned, at cost			[0650]	
C. Contributed for use of the company, at market value			[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net		[0490]	[0680]	0 [0920]

See Independent Auditor's Report and Notes to Financial Statements.

	of accumulated depreciation and amortization			
11.	Other assets	[0535]	[0735]	0 [0930]
12.	TOTAL ASSETS	7,481 [0540]	0 [0740]	7,481 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders			

See Independent Auditor's Report and Notes to Financial Statements.

	[1000]			
2. Includes equity subordination (15c3-1(d)) of	[1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES		0 [1230]	0 [1450]	0 [1760]

Ownership Equity

	Total
21. Sole proprietorship	7,481 [1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	[1794]
E. Total	0 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	7,481 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	7,481 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2001 [3932] Period Ending 12/31/2001 [3933] Number of months 12 [3931]

REVENUE

1. Commissions:

a. Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
b. Commissions on listed option transactions	[3938]

See Independent Auditor's Report and Notes to Financial Statements.

	c. All other securities commissions		[3939]
	d. Total securities commissions		0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		[3945]
	b. From all other trading		[3949]
	c. Total gain (loss)		0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		3,918 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		5,223 [3995]
9.	Total revenue		9,141 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		931 [4195]
15.	Other expenses		675 [4100]
16.	Total expenses		1,606 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		7,535 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]

See Independent Auditor's Report and Notes to Financial Statements.

22.	Net income (loss) after Federal income taxes and extraordinary items	7,535 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	153 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)–Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)–"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- [4335A]	[4335A2]	[4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)–Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	7,481 [3480]
2.	Deduct ownership equity not allowable for Net Capital	[3490]
3.	Total ownership equity qualified for Net Capital	7,481 [3500]
4.	Add:	
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital	0 [3520]
B.	Other (deductions) or allowable credits (List)	

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5.	Total capital and allowable subordinated liabilities	7,481 [3530]

See Independent Auditor's Report and Notes to Financial Statements

6. Deductions and/or charges:

A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		0 [3540]	
B. Secured demand note deficiency		[3590]	
C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
D. Other deductions and/or charges		[3610]	0 [3620]
7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8. Net capital before haircuts on securities positions			7,481 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			7,481 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

See Independent Auditor's Report and Notes to Financial Statements.

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	2,481 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	7,481 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			0 [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19.	Total aggregate indebtedness			0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

See Independent Auditor's Report and Notes to Financial Statements

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	_ [4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	_ [4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	_ [4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	_ [4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	_ [4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	_ [4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	_ [4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	_ [4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	_ [4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	_ [4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

See Independent Auditor's Report and Notes to Financial Statements

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		10,746 [4240]
A.	Net income (loss)		7,535 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	-10,800 [4270]
2.	Balance, end of period (From item 1800)		7,481 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

See Independent Auditor's Report and Notes to Financial Statements.

DAVID M. SEIDNER, dba SEIDNER SECURITIES
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Cash Flows from Operating Activities:	
Net Income (Loss)	$ 7,535
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	0
Net Cash Provided by Operations	7,535
Cash Flows from Financing Activities:	
Distributions to Proprietor	10,800
Net (Decrease) in Cash	(3,265)
Cash and Cash Equivalents –	
Beginning of Year	10,746
End of Year	$ 7,481

See Independent Auditor's Report
and Notes to Financial Statements.

See Independent Auditor's Report and Notes to Financial Statements

DAVID M. SEIDNER, dba SEIDNER SECURITIES
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2001

Note 1. Summary of Significant Accounting Principles

Securities and commodities transactions are recorded on a settlement date basis. However, related commission income and expenses are reflected in the financial statements as of the trade date.

Note 2. Net Capital Requirements

Seidner Securities engages in the general securities business. As a result, the minimum net capital required by the Securities and Exchange Commission under Rule 15c3-1 (a) (1) is the greater of $ 5,000 or 1/15 of aggregate indebtedness. At December 31, 2001, the Company had net capital, as defined, and required capital of approximately $ 7,481, and $ 5,000, respectively, and its ratio of indebtedness to net capital was .00 to 1.

Note 3. Reconciliation of Net Capital

As per Rule 17a-5(d), under SEC Rule 15c3-1, no material differences exist in the reconciliation of net capital.

REPORT OF INDEPENDENT AUDITOR ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

David M. Seidner
Seidner Securities
Las Vegas, Nevada

In planning and performing my audit of the financial statements of Seidner Securities for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company that I considered relevant to the objectives stated in Rule 17a-5 (g): (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in making the periodic computations of aggregate indebtedness (aggregate debits) and the net capital under Rule 15c3-3. I did not review the practices and procedures followed by the Company; (1) in complying with the requirements for prompt payment for securities under Section 8 Regulation T of the Board of Governors of the Federal Reserve System; or (2) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security amounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures can be expected to achieve the Commission's objectives referred to above. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be a material weakness as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Company's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Se4curities Exchange Act of 1934, and should not be used for any other purpose.

January 29, 2002